GENER8 MARITIME, INC.

299 Park Avenue, 2nd Floor

New York, New York 10171

May 22, 2015

VIA EDGAR AND FEDERAL EXPRESS

U.S. Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
100 F Street, NE
Washington, D.C. 20549
Attn: Loan Lauren P. Nguyen, Special Counsel

Re:          General Maritime Corporation

Amendment No. 2 to Draft Registration Statement on Form S-1
Submitted on April 29, 2015
CIK No. 0001443799

Ladies and Gentlemen:

Gener8 Maritime, Inc. (the “Company”) (formerly General Maritime Corporation) is hereby publicly filing a Registration Statement on Form S-1 (the “Registration Statement”) through EDGAR. The Company previously submitted to the Securities and Exchange Commission (the “Commission”) a Draft Registration Statement on Form S-1 on a confidential basis pursuant to Title I, Section 106 under the Jumpstart our Business Startups Act (the “JOBS Act”) on November 12, 2014 (the “Draft Submission”), a revised Draft Registration Statement on Form S-1 on a confidential basis under the JOBS Act on January 26, 2015 (“Submission No. 2”), and a further revised draft registration on Form S-1 on April 29, 2015 (“Submission No. 3”).

The Registration Statement has been revised to reflect the Company’s responses to the comment letter to Submission No. 3 (the “Comment Letter”) received on May 14, 2015 from the staff of the Commission (the “Staff”).  We are providing by overnight delivery a courtesy package that includes copies of the Registration Statement, including copies which have been marked to show changes from Submission No. 3, as well as copies of this letter.

For your convenience, the Staff’s comments have been restated below in their entirety, with the response to each comment set forth immediately below the comment. The heading and

U.S. Securities and Exchange Commission

May 22, 2015

numbered paragraphs in this letter correspond to the headings and numbered paragraphs of the Comment Letter.

Terms used but not otherwise defined herein shall have the meanings ascribed to them in the Registration Statement.

Summary, page 1

Business Opportunities, page 5

Declining tanker orderbook and increased scrapping underpin limited growth, page 6

1.             We note your disclosure in the last sentence that you have a relatively young fleet “which when fully delivered will have an average age on a market-value weighted basis of 4.8 years.” Please revise to balance such disclosure by providing your current and fully delivered fleet’s non-weighted average age. Please revise the prospectus throughout accordingly.

In response to the Staff’s comment, the Company has revised its disclosure on pages 7, 8, 11, 123 and 126 of the Registration Statement to provide the Company’s current and fully delivered fleet’s non-weighted average age.

Our Competitive Strengths, page 7

Vessel employment strategy, page 8

2.             We note your disclosure that you intend to employ a majority of your vessels in the Navig8 Group’s crude tanker pools, specifically the VL8 and Suez8 pools. We also note that such pools seek to maximize participant’s returns by employing vessels into the spot market. Further, we note that 22 of your 25 current vessels are, either directly or through spot market focused pools, employed in the spot market. Please revise to add balancing language that spot market or short-term charter employment will also subject your vessels to downside risk if and to the extent vessel charter rates decrease.

In response to the Staff’s comment, the Company has revised its disclosure on pages 9 and 124 of the Registration Statement to add balancing language that the spot market may also subject the Company’s vessels to market downturns and adversely affected to the extent spot market rates decline.

Navig8 Merger, page 119

3.             Please tell us what consideration was given to presenting pro forma financial statements giving effect to the pending transaction with Navig8 Crude Tankers, Inc. pursuant to Item 11-01(a)(8) of Regulation S-X.

U.S. Securities and Exchange Commission

May 22, 2015

In response to the Staff’s comment, the Company advises the Staff that, in the Company’s  view, disclosure of pro forma financial information giving effect to the transaction with Navig8 Crude Tankers, Inc. (“Crude Tankers”) would not be material to investors and, therefore, not required to be disclosed under Item 11-01(a)(8) of Regulation S-X.  Item 11-01(a)(8) provides that “[p]ro forma financial information shall be furnished when . . . [c]onsummation of other events or transactions has occurred or is probable for which disclosure of pro forma financial information would be material to investors.”  Under Item 11-02(a), the objective of pro forma financial information is to “assist investors in analyzing the future prospects of the registrant because they illustrate the possible scope of the change in the registrant’s historical financial position and results of operations caused by the transaction.” In addition, the furnishing of information that is “material” under Item 1-02(o) is limited to “the information required to those matters about which an average prudent investor ought reasonably to be informed.”

The Company considered many factors in concluding that the pro forma financial information of Navig8 Crude is not material to investors, including Navig8 Crude’s recent inception and limited operations as a ship charterer, its limited operating revenues and expenses, its lack of employees or sales force, its lack of debt and the following factors:

(i)            Navig8 Crude was formed on November 21, 2013 and was established primarily to raise financing for the acquisition of VLCC newbuildings.

(ii)           Navig8 Crude’s assets at the date of the merger consisted almost exclusively of 14 newbuilding VLCCs under construction and cash, and the primary purpose for the merger was to acquire these newbuildings for General Maritime Corporation’s fleet.

(iii)          Delivery of these newbuildings is scheduled to occur over a period beginning in Q3 2015 and ending in Q1 2017, and thus these newbuildings have had no operating history.

(iv)          The only operating activity for Navig8 Crude from its inception was chartering in two vessels from third parties and chartering them out to Navig8 Crude’s former sponsor’s VL8 VLCC pool.  One of these charters was a six month charter that terminated on July 9, 2014.  The other charter will expire in January of 2016 and has no renewal option.  In addition to the fact that this chartering operational history is limited to two instances, the nature of future charters may vary substantially depending on market demand and the Company’s strategy (e.g., spot market, long-term time charter or pools). We also note to the Staff that the Company intends to trade its new vessels, plus some existing vessels, in Navig8 Crude’s former sponsor’s VLCC and Suezmax pools.  There is no requirement under the merger agreement for the vessels to trade in such pools.  Such pools are not part of the merger, and, given the newbuildings have not yet been delivered, Navig8 Crude has a limited history of contributing vessels to its

U.S. Securities and Exchange Commission

May 22, 2015

former sponsor’s pools. Therefore, the Company believes pro forma information relating to Navig8 Crude’s operational history would not be material to investors.

(v)           Revenues for Navig8 Crude, which consist solely of revenues related to the two related party charters discussed above, amounted to $11.8 million and $5.3 million, with a net loss of $1.5 million and a net profit of $0.2 million for the year ended December 31, 2014 and the three months ended March 31, 2015, respectively.  Navig8 Crude had no revenues for the period from inception through December 31, 2013.

(vi)          There is no continuity of employees as Navig8 Crude had no employees, and the Company intends to outsource the commercial management of the newbuildings to one or more vessel pools once the completed vessels are delivered.

(vii)         At March 31, 2015, Navig8 Crude had no long-term debt.  At March 31, 2015, Navig8 Crude’s assets primarily consisted of $41 million in cash and $364 million in vessels under construction.  This financial information relating to these amounts are disclosed in the Registration Statement on pages 17 and 72.

(viii)        While certain agreements between Gener8 Crude, the successor to Navig8 Crude, and Navig8 Group have not been terminated, the Company and Navig8 Group are in discussion to terminate these agreements, and the Company has otherwise determined that presentation of these contracts on a pro forma basis would not be material to investors because they had no material impact on Navig8 Crude’s historical results and, once terminated, will have no impact on Gener8 Maritime’s future results.

(ix)          Navig8 Crude’s name has not been licensed to the Company, and the vessels under construction have not traded, so there will be no continuity in trade names from the vessels that were under construction for Navig8 Crude.

As such, we believe that historical operations of Navig8 Crude are not meaningful to an understanding of future operations, and presenting pro forma financial information giving effect to the transaction with Navig8 Crude would not be material to investors.

Management, page 145

4.             We note that you have entered into a pre-merger shareholders agreement which will be terminated in connection with the closing of the Navig8 merger. We also note that in connection with the closing of the Navig8 merger you will enter into the February 2015 shareholders agreement. Please revise this section to describe briefly any arrangement or understanding between any director and any other persons pursuant to which such director was or is to be selected as a director or nominee.

U.S. Securities and Exchange Commission

May 22, 2015

Refer to Item 401(a) of Regulation S-K. In this regard, we would expect to see disclosure regarding the nomination rights of certain shareholders to include identification of each director who has been nominated pursuant to such rights, if applicable.

In response to the Staff’s comment, the Company has revised the disclosure  on page 156 of the Registration Statement to identify each director who has been nominated pursuant to nomination rights.

Biographical Information, page 146

5.             Please revise to briefly discuss the specific experience, qualifications, attributes or skills of Messrs. Auerbach, Busch, Ilany, Pierce, Schmitz and Smith that led to the conclusion that each should serve as a director. Refer to Item 401(e)(1) of Regulation S-K.

In response to the Staff’s comment, the Company has revised the disclosure starting on page 154 of the Registration Statement to discuss the specific experience, qualifications, attributes or skills of Messrs. Auerbach, Busch, Ilany, Pierce, Schmitz and Smith.

Fiscal 2013 and 2014 Summary Compensation Table, page 152

6.             We note that you granted certain bonuses to your named executive officers in 2013 and 2014. Please revise to briefly discuss how these bonus amounts were determined. Refer to Item 402(o) of Regulation S-K.

In response to the Staff’s comment, the Company has revised the disclosure  on page 159 of the Registration Statement to discuss how the bonuses for the named executive officers in 2013 and 2014 were determined.

Principal Shareholders, page 156

7.            Refer to footnotes 1 through 3. For each of the principal shareholders, which are listed as certain funds managed by Oaktree, the Blue Mountain Funds and certain funds managed by Avenue Capital Group, please revise to disclose the natural person or persons who have voting or investment power with respect to the common stock listed in the table.

In response to the Staff’s comment, the Company has revised the disclosure starting on page 164 of the Registration Statement to disclose the natural person or persons who have voting or investment power with respect to the common stock held by certain funds managed by Oaktree, the Blue Mountain Funds and Avenue Capital Group.

U.S. Securities and Exchange Commission

May 22, 2015

We appreciate the Staff’s attention to this matter. Please do not hesitate to contact Thomas E. Molner at (212) 715-9429 or Terrence L. Shen at (212) 715-7819 of Kramer, Levin, Naftalis & Frankel LLP, counsel to the Company, with any questions or should you require any further information.

Sincerely,

/s/ Leonard J. Vrondissis
Leonard J. Vrondissis
Executive Vice President, Chief Financial Officer

cc:           John P. Tavlarios, Gener8 Maritime, Inc.

Thomas E. Molner, Esq., Kramer Levin Naftalis & Frankel LLP

Terrence L. Shen, Esq., Kramer Levin Naftalis & Frankel LLP

Andrew J. Pitts, Esq., Cravath, Swaine & Moore LLP

D. Scott Bennett, Esq., Cravath, Swaine & Moore LLP